P.E. 12/31/01

1096481

0-30334

UNITED STATES

SECURITIES AND EXCHANGE COMMISSIONWASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2001

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

6660 N.W. Marine Drive,
Vancouver, B.C.
Canada V6T 1Z4
(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___ Form 40-F _X_

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	Announcement of results for fourth quarter and year ended September 30, 2001.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both national and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission. **Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.** The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date: December 12, 2001

By ______________________________
Name: Donald E. Longenecker
Title: President and Chief Operating Officer

K:\38769\00001\MST\MST_O20M3

Exhibit 1

FORM 27

Form 25 (*Securities Act*, 1988 (Saskatchewan))
Form 26 (*Securities Act* (Newfoundland))

Material Change Report

Under:
Section 85(1) of the *Securities Act* (British Columbia)
Section 118(1) of the *Securities Act* (Alberta)
Section 84(1)(b) of the *Securities Act*, 1988 (Saskatchewan)
Section 75(2) of the *Securities Act* (Ontario)
Section 81(2) of the *Securities Act* (Nova Scotia)
Section 76(2) of the *Securities Act* (Newfoundland)

Item 1 Reporting Issuer

Angiotech Pharmaceuticals, Inc.

Item 2 Date of Material Change

December 11, 2001

Item 3 Press Release/Publication/Filing

A press release providing notice of the material change was issued on December 11, 2001

Item 4 Summary of Material Change

• Angiotech Pharmaceuticals, Inc. today reported financial results for the fourth quarter and fiscal year ended September 30, 2001.

Item 5 Full Description of Material Change

See attached press release.

Item 6 Reliance on Confidentiality Provisions of the Securities Acts

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Senior Officer

Contact: David Hall, Sr. Vice President, Finance
Telephone: (604) 221-7676

Item 9 Statement of Senior Officer/Director

The foregoing accurately discloses the material change referred to in this report.

Dated at the City of Vancouver, in the Province of British Columbia, this 11th day of December, 2001.

Angiotech Pharmaceuticals, Inc.

Per: ______________________________
DAVID HALL, SR. VICE PRESIDENT, FINANCE

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

FOR IMMEDIATE RELEASE
NEWS RELEASE
December 11, 2001

ANGIOTECH ANNOUNCES RESULTS FOR FOURTH QUARTER AND YEAR ENDED SEPTEMBER 30, 2001

Vancouver, BC – Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI; TSE: ANP) today reported financial results for the fourth quarter and fiscal year ended September 30, 2001. Amounts, unless specified otherwise, are in Canadian dollars. At September 30, 2001, the exchange rate was approximately U.S. $1.00 = CDN $1.579

Revenue for the fourth quarter is mainly a result of the effect of the change in the Company's accounting policy for recognizing license, option and research contract fees to be consistent with U.S. GAAP, as clarified by Staff Accounting Bulletin 101 ("SAB101") *Revenue Recognition in Financial Statements,* which was issued by the U.S. Securities and Exchange Commission in December 1999. Upfront fees and payments are deferred and amortized into revenue on a straight-line basis over the term of the relevant license or related underlying product development period. Previously, the Company recognized upfront fees and payments as earned in accordance with the terms of the related agreement. As a result, revenue for the fourth quarter was $1.1 million, as compared to $0.3 million for the same quarter in 2000. Net earnings for the fourth quarter was $27,000 or $0.00 per share, as compared to net earnings of $0.8 million or $0.05 per share in the fourth quarter of 2000. The decrease in earnings per share for the fourth quarter was due to the increase in research and development expenditures associated with the secondary progressive multiple sclerosis Phase 2 clinical study and planned Phase 3 clinical study.

Revenue for the year ended September 30, 2001 decreased to $1.1 million as compared to $4.8 million in 2000. Net loss for the year ended September 30, 2001 was $8.3 million or $(0.54) per share as compared to $1.6 million or $(0.11) per share in 2000. During the year ended September 30, 2001, the accounting policy change relating to SAB101 resulted in a decrease in the net loss of $0.7 million from $9.0 million that would have been reported had the change not been made. This accounting policy change has been applied retroactively to previous years resulting in an increase to the deficit of $2.3 million. The net loss for fiscal 2001 included a foreign exchange gain of $6.0 million, ($0.39 per share), as compared to a foreign exchange gain of $3.3 million, ($0.23 per share), for fiscal 2000. Interest income from investments for fiscal 2001 increased by 54% to $9.1 million, ($0.59 per share), as compared to $5.9 million, ($0.41 per share), for fiscal 2000.

At the end of fiscal year 2001, the Company's financial position was strong with available cash balances of approximately $156.1 million.

This press release contains forward-looking statements. The Company wishes to caution the reader of this press release that actual results may differ from those discussed in the forward-looking statements and may be adversely affected by, among other things, the ability of the Company to implement its product development programs as well as its overall business strategy, competitive offerings, third party intellectual property rights and other factors described in the Company's filing with the Securities and Exchange Commission.

ANGIOTECH PHARMACEUTICALS, INC.
CONDENSED STATEMENTS OF OPERATIONS (Unaudited)

(In thousands of CDN $, except per share data)	Three Months Ended September 30, **2001**	2000 *[Restated]*	Year Ended September 30, **2001**	2000 *[Restated]*
Revenue	**$ 1,131**	$278	**$1,131**	$4,771
Total revenue	**1,131**	278	**1,131**	4,771
Research and development expenses	**5,149**	3,277	**15,122**	9,614
General and administration	**2,247**	1,131	**7,336**	4,357
Amortization	**517**	456	**2,112**	1,655
Operating loss	**(6,782)**	(4,586)	**(23,439)**	(10,855)
Foreign exchange gain	**4,806**	2,582	**5,976**	3,285
Interest income	**2,003**	2,784	**9,136**	5,925
Earnings (loss) for the period	**27**	780	**(8,327)**	(1,645)
Earnings (loss) per share	**$0.00**	$0.05	**$(0.54)**	$(0.11)
Weighted average shares outstanding	**15,475**	15,252	**15,414**	14,332

.../more

ANGIOTECH PHARMACEUTICALS, INC.
BALANCE SHEETS
As at September 30

(In thousands of CDN $)	**2001**	2000 *[Restated]*
Assets		
Current assets:		
Cash and short-term investments	**$156,094**	$160,295
Other current assets	**691**	183
Total current assets	**156,785**	160,478
Fixed assets, net	**1,429**	1,192
Medical technology, net	**4,489**	4,259
	$162,703	$165,929
Liabilities and Shareholders' Equity		
Accounts payable and accrued liabilities	**4,173**	2,381
Deferred revenue	**1,602**	2,292
Shareholder' equity	**156,928**	161,256
	$162,703	$165,929

This press release contains the condensed financial statements. If you require a copy of Angiotech's full audited financial statements for the fiscal year ended September 30, 2001, please contact the Company or visit our website at www.angiotech.com. A conference call on Angiotech's Q4 Financials will be held on Tuesday, December 11, 2001 at 2 PM, PST and will be webcast on Angiotech's website. A recording of the call will be available until December 18, 2001 by calling (800) 558-5253 and entering Access Code 20046833.

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.

###

Company Contact
Cindy Yu, Corporate Communications Manager
Phone: (604) 221-7676 Fax: (604) 221-2330 Web: www.angiotech.com Email: info@angio.com